DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

June 22, 2012

VIA COURIER AND EDGAR

Michael McTiernan, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Dividend Capital Total Realty Trust Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed June 22, 2012
File No. 333-175989

Dear Mr. McTiernan:

On behalf of our client, Dividend Capital Total Realty Trust Inc. (the “Company”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 4 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 4”).

Amendment No. 4 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to M. Kirk Scott, Chief Financial Officer of the Company, dated May 2, 2012. For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 4 along with four additional copies marked to indicate the location of changes from the Company’s last filing on April 25, 2012, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked version of Amendment No. 4. The Company has not yet computed the NAV figures, so these are not included in Amendment No. 4. The Company intends to file one more amendment to the Registration Statement to provide the missing NAV figures.

General

1. We note your response to comment 6 of our letter dated August 22, 2011 in which you indicate you have engaged Altus Group U.S., Inc. to serve as your independent valuation firm with respect to the daily valuation of your real property portfolio. At the time a valuation figure that is expertised by Altus is included in the filing, please update the “Experts” section and the consent to reference the figure that is expertised.

Response: In Amendment No. 4, the Company has updated the “Experts” section on page 200 of the prospectus and the consent to reference the figure that is expertised.

Mr. Michael McTiernan

June 22, 2012

Page Two

2. We note your response to comment 14 and have reviewed the revised disclosure on pages 100-106. When you initially provide a valuation estimate, and then each quarter when you provide an updated breakdown of the components of NAV, please also disclose the key assumptions used for the primary valuation method, the range or weighted average for each key assumption broken out by property type, and a quantitative example of the sensitivity of the estimate to changes in a key assumption. In addition, please identify any key assumptions that were determined based on information provided by the company or the advisor. Please also disclose in future quarterly NAV updates the NAV per share for the preceding quarters of the current year and prior year.

Response: The Company has provided a framework for the requested information regarding assumptions on page 134 of the disclosure. The Company will provide these numbers in the next amendment to the Registration Statement. Each quarter when the Company provides an updated breakdown of the components of NAV, the Company will disclose updated assumption information. The Company will also disclose in future quarterly NAV updates the NAV per share for the preceding quarters of the current year and prior year (although the Company will not disclose historical NAV information prior to the commencement of its daily NAV calculations, as such information is not available).

Our Advisor will face a conflict of interest…, page 26

3. Please expand the risk factor to address the reliance of the valuation firm on financial information, including projections, provided by the Advisor.

Response: The Company has expanded the risk factor on pages 33-34 of the prospectus.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael McTiernan

June 22, 2012

Page Three

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

cc:  M. Kirk Scott